UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            New Frontier Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities)

                                   644398109
                                 (CUSIP Number)

                                 June 3, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 644398109


       1.    Names of Reporting Person

             Intana Management, LLC

	     I.R.S. Identification Nos. of above person: 20-3867498

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,308,669
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 1,308,669

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             1,308,669

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     5.50%

       12.   Type of Reporting Person

	     IA

                               CUSIP No. 644398109


       1.    Names of Reporting Person

             Intana Capital Master Fund Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Grand Cayman, Cayman Islands

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,308,669
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 1,308,669

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             1,308,669

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     5.50%

       12.   Type of Reporting Person

	     OO

Item 1. (a)  Issuer: New Frontier Media, Inc.

             Address:

             7007 Winchester Circle
	     Suite 200
             Boulder, Colorado 80301

Item 2. (a)  Name of Persons Filing:

             Intana Management, LLC
	     Intana Capital Master Fund Ltd.

        (b)  Address of Principal Business Offices:

	     Intana Management, LLC
	     505 Park Avenue, 3rd Floor
	     New York, NY 10022
	     United States

             Intana Capital Master Fund Ltd.
             c/o Dundee Leeds Management Services (Cayman) Ltd.
 	     2nd Floor, Waterfront Centre
	     28 N. Church Street
	     Georgetown, Grand Cayman
	     Cayman Islands, BWI

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common Stock

        (e)  CUSIP Number: 644398109

Item 3. Intana Management, LLC is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2008
                                       Intana Management, LLC

                                       By: /s/ Markus Rohrbasser
                                       --------------------------
                                       Name: Markus Rohrbasser
                                       Title: Partner

                                       Intana Capital Master Fund Ltd.

                                       By: /s/ Markus Rohrbasser
                                       --------------------------
                                       Name: Markus Rohrbasser
                                       Title: Partner of Intana Management, LLC

                         JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated July 25, 2008, (the "Schedule 13G"), with respect to the Common Stock of
New Frontier Media, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 25th day of July 2008.

                                       Intana Management, LLC

                                       By: /s/ Markus Rohrbasser
                                       --------------------------
                                       Name: Markus Rohrbasser
                                       Title: Partner

                                       Intana Capital Master Fund Ltd.

                                       By: /s/ Markus Rohrbasser
                                       --------------------------
                                       Name: Markus Rohrbasser
                                       Title: Partner of Intana Management, LLC